

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 30, 2016

Douglas R. Brown
Chief Executive Officer
AquaVenture Holdings, LLC
14400 Carlson Circle
Tampa, Florida 33626

> **Re:** **AquaVenture Holdings, LLC**
> **Registration Statement on Form S-1**
> **Response Dated August 15, 2016**
> **File No. 333-207142**

Dear Mr. Brown:

We have reviewed your August 15, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 3, 2016 letter.

Long-Term Contract Costs, page F-33

1. We note your responses to comments 3 and 4. Please confirm that you assess impairment related to upfront costs incurred when directly entering into a service concession arrangement as well as costs related to the construction of additional infrastructure separately from impairment related to your intangible assets.

2. Please revise your disclosure to quantify each component of your "Long-term contract costs, net" line item and to discuss how you have assessed impairment for each of these components.

3. We note your response to comments 3 and 4. Please tell us whether, and if so how, you determine that the upfront costs incurred when directly entering into a service concession arrangement as well as costs related to the construction of additional infrastructure are

recoverable at the time you record these costs as an asset. Please be detailed in your response.

4. We note your response to comment 5. Please tell us if your arrangements require you to perform ongoing maintenance. If such an obligation does exist, please tell us what consideration you gave to treating the maintenance as a separate unit of accounting which may result in deferring a portion of your monthly fee and recognizing revenue as the maintenance activities are performed.

You may contact Jarrett Torno, Staff Accountant, at (202) 551-3703 or Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Porco, Staff Attorney, at (202) 551-3477 or Lisa Kohl, Legal Branch Chief, at (202) 551-3252 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products